July 25, 2024

Tim Cabral
Chief Financial Officer
Veeva Systems Inc.
4280 Hacienda Drive
Pleasanton, CA 94588

        Re: Veeva Systems Inc.
            Form 10-K for the Fiscal Year Ended January 31, 2024
Dear Tim Cabral:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Period Ended January 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Opertions
Revenues, page 41

1. Please expand your discussion to fully describe and analyze the underlying business reasons for material changes in revenues. Please discuss and quantify the effects of changes in both price and volume on revenues, where appropriate. For example, please explain why subscription services revenues attributable to R&D Solutions and
       Commercial Solutions increased $119 million and $50 million, respectively, in the year ended January 31, 2024. In addition, while applicable please describe the change in the timing of revenue recognition resulting from the addition of termination for convenience rights in your master subscription agreements beginning February 1, 2023 and quantify the impact on revenue recognition. Refer to Item 303(b) of Regulation
S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 25, 2024
Page 2



      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology